Exhibit 99.1

China Xiangtai Food Co., Ltd. Announces Launch of U.S. Operation with Its New U.S. Headquarter Office in New York City

CHONGQING, China, Dec. 20, 2021 -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("PLIN" or the "Company"), an emerging growth company engaged in agricultural business with a diversified expansion strategy, today announced that it has launched its U.S. operation with the establishment of its U.S. headquarter office in the prestigious Seagram Building in New York City. PLIN’s establishment of the New York office marks an important milestone within Company’s global expansion strategy as a U.S. listed company. The U.S. operation will be led by its senior executive team in the U.S.. This strategic move is to set the foundation for the Company’s diversified growth initiative within the U.S., as well as to demonstrate the management team’s ambition and determination of creating long term value to shareholders and investors.

“As the operational need of our newly expanded business in U.S. begins to build a strong momentum, it is necessary to establish our physical presence in U.S. accordingly to improve daily operations as well as further exploring new growth opportunities,” said Dr. Erick Rengifo, Chief Strategy Officer of the Company, “New York City is the financial center of the world. Being a Nasdaq-listed company, it is natural for us to have our first U.S. office in New York City. We look forward to ramping up our crypto operation and begin to establish a presence in the collaborative and innovative crypto community.”

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd., through the recent acquisition of Chongqing Ji Mao Cang Feed Co., Ltd, engages in agricultural business with a diversified expansion strategy that involves investments in emerging technologies. For more information, please visit https://irplin.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@irplin.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com